UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date May 2, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

May 2, 2024

Medellín

BANCOLOMBIA S.A. ANNOUNCES THE START OF OPERATIONS OF ITS SUBSIDIARY WENIA LTD.

Bancolombia S.A. hereby announces the start of operations of its subsidiary Wenia Ltd. (“Wenia”), a company incorporated under the laws of Bermuda, affiliate of Banca de Inversión Bancolombia S.A., which will develop activities related to digital assets.

Wenia will operate as a supplier of services associated with digital assets, through its digital platform, that will be only available initially for Colombian citizens who are residents in Colombia. Wenia’s clients will be able to buy, sell, convert, receive and send the digital assets available in the platform, including the COPW, which is a digital asset created by Wenia and indexed 1:1 to the Colombian peso.

Wenia has a Class F license granted by the Bermuda Monetary Authority, which is the entity responsible for regulating the activities developed by Wenia, under the Bermuda Digital Asset Business Act of 2018.

The other companies of the Bancolombia Group will not be exposed to digital assets as a result of the formation or start of operations of Wenia.

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Contacts
Julian Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4042436	Tel.: (57 601) 4885934	Tel: (57 601) 4485950